The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary pricing supplement (To Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038 October 23, 2013

US$

BARCLAYS 10Y TREASURY FUTURES INDEX™ BEARISH NOTES DUE OCTOBER 31, 2018

GENERAL TERMS:
Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
No Interest Payments:	The Notes do not bear interest.
Return at Maturity:

If you hold the Notes to maturity, you will receive at least 90% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	October 31, 2013 (*)
Original Trade Date:	October 28, 2013(*)	Maturity Date:	October 31, 2018 (*)(**)
Valuation Dates:	We refer to October 28, 2013 as the “Initial Valuation Date” and October 26, 2018 as the “Final Valuation Date” (each, a “Valuation Date”).(*)(**)
CUSIP /ISIN:	06741TV38/US06741TV389	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Index:

Barclays 10Y Treasury Futures Index™.  For additional information about the Index, see “Information Related to the Index” below and “Proprietary Indices-Barclays 10Y Treasury Futures Index™” in the accompanying Index Supplement.

PAYMENT AT MATURITY TERMS:
Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment calculated as follows:

If the Index Return is less than 0%, you will receive a cash payment per $1,000 principal amount of your Notes equal to (1) the principal amount of your Notes minus (2) (a) the principal amount of your Notes times (b) the Index Return times the Participation Rate:

$1,000 – ($1,000 x (Index Return x Participation Rate)

If the Index Return is greater than or equal to 0%, you will receive a cash payment per $1,000 principal amount of your Notes equal to the greater of (i) (1) the principal amount of your Notes minus (2) (a) the principal amount of your Notes times (b) the Index Return; and (ii) the Minimum Payment Amount

You may lose some of your initial investment at maturity.  Any payment on the Notes, including any principal protection feature is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.  For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this pricing supplement.

[Terms of Notes continue on next page]

	Price to Public	Agent’s Commission (1)(2)	Proceeds to Barclays Bank PLC
Per Note	100.00%	2.00%	98.00%
Total	$	$	$

[1]                     Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $930.00 and $950.00 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.  We may decide to sell additional Notes after the date of the pricing supplement, at issue prices and with commissions and aggregate proceeds that differ from the amounts set forth above.  In addition, the estimated value of the Notes on the date any additional Notes are traded will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may be lower or higher than our estimated value of the Notes on the Original Trade Date, but in no case will be less than $930.00 per Note.

[2]                     Barclays Capital Inc. will receive commissions from the Issuer equal to [2.00]% of the principal amount of the notes, or $[20.00] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this preliminary pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” on page PPS–2 below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Index Return:	Final Index Level – Initial Index Level	Participation Rate:	At least 155% (the actual Participation Rate will be determined on the Original Trade Date)
Initial Index Level
Initial Index Level:	[ ], which is the closing level of the Index on the Original Trade Date.	Final Index Level:	The Index Level on the Final Valuation Date.
Minimum Payment Amount:	90% of the principal amount of your Notes	Maximum Payment Amount:	Not Applicable
OTHER TERMS:
Index Level:

For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “BXIIUS10” or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in below.

Scheduled Trading Day:	Any day the Index is published that is also an Index Business Day, as determined by the Calculation Agent in its sole discretion.
Index Business Day:

Any day, as determined by the Calculation Agent, that the Chicago Board of Trade is scheduled to be open for trading, other than a day on which a Market Disruption Event occurs or is continuing with respect to the Index or a day on which the Index Sponsor of the Index fails to publish the Index.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

(*)Depending on the actual date on which the Notes are priced for sale to the public, which will be the Original Trade Date, any reference in this preliminary pricing supplement to the month in which the Original Issue Date, Final Valuation Date and Maturity Date will occur is subject to change.

(**) Subject to postponement in the event of a Market Disruption Event and as described under “Reference Assets-Indices-Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Interest Rates, Currency Exchange Rates or Other Assets or Variables (Other than Equity Securities or Commodities)” and “Terms of the Notes-Maturity Date” in the accompanying prospectus supplement.

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, the index supplement date July 19, 2013, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this the prospectus, the prospectus supplement and this preliminary pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•                  Index Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and final pricing supplement (when completed) and this preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “pricing date”) based on prevailing market conditions on the pricing date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately 12 months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

At our sole option, we may decide to offer additional Notes after the Original Trade Date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in the pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may differ significantly from our estimated value of the Notes on the Original Trade Date, but in no case will be less than $930.00.

We urge you to read the “Selected Risk Factors” beginning on page PPS-2 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the pricing date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Payment at Maturity—The Notes are bearish on the Index, and you will receive a positive return on the Notes only if the level of the Index decreases over the term of the Notes.

As the Notes are bearish on the Index, if the level of the Index has not decreased as of the Final Valuation Date and the Final Index Level is greater than or equal to the Initial Index Level, you will receive a payment at maturity that is less than the principal amount of your Notes.  This will be true even if the value of the Index as of some date or dates prior to the Final Valuation Date would have been lower than the Initial Index Level.

•                  You Will Not Have Rights in the 10Y Treasury Futures —The Index reflects the returns available by maintaining a rolling position in 10-Year U.S. Treasury Notes futures contracts (the “10Y Treasury futures” and each, a “10Y Treasury futures contract”).  At any given time, the Index is comprised of a single 10Y Treasury futures contract that is either the contract closest to expiration, which is known as the “front 10Y Treasury futures contract”, or the next 10Y Treasury futures contract scheduled to expire immediately following the front 10Y Treasury futures contract.  Investing in the Notes is not equivalent to investing directly in a succession of 10-Year U.S. Treasury Notes futures contracts, and you will not have rights that investors in 10Y Treasury futures may have.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  No Interest Payments—The Notes do not bear interest.  If the Final Index Level is greater than or equal to the Initial Index Level, you will receive a payment at maturity of less than the principal amount of your Notes.

•                  The Payment at Maturity on Your Notes is Not Based on the Level of the Index at Any Time Other than the Final Valuation Date—The Final Index Level and the Index Return will be based solely on the closing level of the Index on the Final Valuation Date (subject to adjustments as described in the prospectus supplement).  Therefore, if the Index Level moves precipitously on the Final Valuation Date, the payment at maturity on your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the level of the Index at a time prior to such movement.  Although the Index Level on the Maturity Date or at other times during the life of your Notes may reflect a lower Index Level than on the Final Valuation Date, you will not benefit from the level of the Index at any time other than the Final Valuation Date.

•                  The Participation Rate Applies Only if You Hold the Securities to Maturity — You should be willing to hold your Notes to maturity.  If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Participation Rate or the Notes themselves, and the return you realize may be less than the decline in the Index. You can receive the full benefit of the Participation Rate from the Issuer only if you hold your Notes to maturity.

•                  You Will be Exposed to Any Increase in the Level of the Index—You will have a one for one exposure to any increase in the Level of the Index, subject to the Minimum Payment at Maturity.  Accordingly, if the Index Return is positive, you will receive a payment at maturity of less than the principal amount of your Notes.  If the Index Return is at least 10.00% on the Final Valuation Date then you will only receive the Minimum Payment at Maturity, subject to the credit risk of the Issuer.

PPS-2

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Barclays Bank PLC or its affiliates may hold inventory in the Notes, which may further impair the development of a secondary market.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Bank PLC is the Index Sponsor (the “Index Sponsor”) for the Index.  The Index Sponsor is responsible for the composition, calculation and maintenance of the Index.  The Index Sponsor has the discretion in a number of circumstances to make judgments and take actions in connection with the composition, calculation and maintenance of the Index, and any such judgments or actions may adversely affect the value of the Notes. The role played by Barclays Bank PLC as Index Sponsor, and the exercise of discretion described herein could present it with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Notes.  The Index Sponsor has no obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment..

•                  Many Economic and Market Factors Will Impact the Value of the Notes— The market value of your Notes may fluctuate between the date you purchase them and the Final Valuation Date.  You may also sustain a significant loss if you sell the Notes in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the Notes.  In general, we expect that changes in the level of the Index will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include:

o                supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any market maker;

o                the expected volatility of the Index;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

PPS-3

•                  Our Business Activities May Create Conflicts of Interest—We and our affiliates expect to engage in trading activities related to equity securities underlying the Long Index or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to components of the Indices or the Indices, or other derivative instruments with returns linked to futures, interest rates, components of the Indices or the Indices that are not for the accounts of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the value of the Indices, could be adverse to the interests of the holders of the Notes.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes,

PPS-4

for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the Indices.  Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  The Closing Price of the Relevant 10Y Treasury Futures Contract May Not Be Readily Available—The closing price of the relevant 10Y Treasury futures contract is calculated and published by the Chicago Board of Trade (CBOT). The closing price of the relevant 10Y Treasury futures contract is used to calculate the level of the Index.  Any disruption in CBOT trading of the relevant 10Y Treasury futures contract could delay the release or availability of the closing price.  This may delay or prevent the calculation of the Index.

•                  Historical Levels of the Index Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the Notes—It is impossible to predict whether the Index will rise or fall. The actual performance of the Index over the term of the Notes, as well as the amount payable at maturity may bear little relation to the historical level of the Index.

•                  The Policies of the Index Sponsor and Changes That Affect the Composition and Valuation of the Index—The policies of the Index Sponsor concerning the calculation of the level of the Index could affect the value of the Index and, therefore, the amount payable on the Notes at maturity and the market value of the Notes prior to maturity.  The Index Sponsor may modify the methodology for calculating the value of the Index.  In addition, under a number of circumstances the Index Sponsor may make certain changes to the way in which the Index is calculated.  The Index Sponsor may also discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the market value of the Index.  Any such changes could adversely affect the value of your Notes.  If events such as these occur, or if the value of the Index is not available or cannot be calculated for any reason, the Calculation Agent may be required to make a good faith estimate in its sole discretion of the value of the Index.  The Index Sponsor will not be obligated to take into account your interests in making any decisions relating to the Index.

PPS-5

DETERMINING PAYMENT AT MATURITY

If you hold your Notes to maturity, you will, subject to our creditworthiness, receive a cash payment calculated as follows:

If the Index Return is less than 0%, you will receive a cash payment per $1,000 principal amount of your Notes equal to (1) the principal amount of your Notes minus (2) (a) the principal amount of your Notes times (b) the Index Return times the Participation Rate:

$1,000 – ($1,000 x (Index Return x Participation Rate)

If the Index Return is greater than or equal to 0%, you will receive a cash payment per $1,000 principal amount of your Notes equal to the greater of (i) (1) the principal amount of your Notes minus (2) (a) the principal amount of your Notes times (b) the Index Return; and (ii) the Minimum Payment Amount.

The table and examples below illustrate hypothetical Payments at Maturity per $1,000 principal amount of Notes.  These examples assume hypothetical Final Index Levels, as well as a hypothetical value of 203.0763 for the Initial Index Level and are based on the Participation Rate of 155.00% and the Minimum Payment Amount of $900 per $1,000 principal amount of Notes.  The actual Initial Index Level will equal the closing level of the Index on the Initial Valuation Date.  The Final Index Level will be determined on the Final Valuation Date.

The following results are based solely on the hypothetical examples cited; the values in the table and examples below have been chosen arbitrarily for the purpose of illustrating various payment scenarios and should not be taken as indicative of the future performance of the Index.  The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.  These examples do not take into account any tax consequences from investing in the Notes.

Initial Index Level	Final Index	Index Return(1)	Payment at Maturity(2)
203.0763	284.3068	40.00%	$900.00
203.0763	263.9992	30.00%	$900.00
203.0763	243.6916	20.00%	$900.00
203.0763	223.3839	10.00%	$900.00
203.0763	213.2301	5.00%	$950.00
203.0763	203.0763	0.00%	$1,000.00
203.0763	182.7687	-10.00%	$1,155.00
203.0763	162.4610	-20.00%	$1,310.00
203.0763	142.1534	-30.00%	$1,465.00
203.0763	121.8458	-40.00%	$1,620.00
203.0763	101.5382	-50.00%	$1,775.00
203.0763	81.2305	-60.00%	$1,930.00

1.     The Index Return is equal to the quotient of the Final Index Level minus the Initial Index Level divided by the Initial Index Level.

2.     The Payment at Maturity is equal to (A) (1) the principal amount of your Notes minus (2)(a) the principal amount of your Notes times (b) the Index Return times the Participation Rate if the Index Return is less than 0% or (B) the greater of (i) (1) the principal amount of your Notes minus (2) (a) the principal amount of your Notes times (b) the Index Return; and (ii) the Minimum Payment Amount if the Index Return is greater than or equal to 0%.

Example 1 – On the Final Valuation Date, the Final Index Level is 142.1534, which is less than the Initial Index Level of 203.0763, resulting in an Index Return of –30% and a Payment at Maturity of $1,465.00 per $1,000 principal amount.

Because the Final Index Level is less than the Initial Index Level, the Index Return is –30.00%, which is less than 0.00%, and, as a result, you will receive a Payment at Maturity equal to $1,465 per $1,000 principal amount, calculated as follows:

$1,000 – ($1,000 x the Index Return)

$1,465.00 = $1,000 – ($1,000 x –30.00% x 155.00%)

PPS-6

Example 2 – On the Final Valuation Date, the Final Index Level is 203.0763, which is equal to the Initial Index Level of 203.0763, resulting in an Index Return of 0.00% and a Payment at Maturity of $1,000 per $1,000 principal amount.

Because the Final Index Level is equal to the Initial Index Level, the Index Return is 0.00%.  As a result, you will receive a Payment at Maturity equal to $1,000 per $1,000 principal amount, calculated as follows:

$1,000 – ($1,000 x the Index Return)

$1,000 = $1,000 – ($1,000 x –0.00%)

Example 3 – On the Final Valuation Date, the Final Index Level is 223.3839, which is greater than the Initial Index Level of 203.0763, resulting in an Index Return of 10.00% and a Payment at Maturity of $900 per $1,000 principal amount.

Because the Final Index Level is greater than the Initial Index Level, the Index Return is 10.00%, which is greater than 0.00%, and, as a result, you will receive a Payment at Maturity equal to $900 per $1,000 principal amount, calculated as follows:

$1,000 – ($1,000 x the Index Return)

$900.00 = $1,000 – ($1,000 x 10.00%)

Example 4 – On the Final Valuation Date, the Final Index Level is 263.9992, which is greater than the Initial Index Level of 203.0763, resulting in an Index Return of 30% and a Payment at Maturity of $900.00 per $1,000 principal amount.

Because the Final Index Level is greater than the Initial Index Level and the Payment at Maturity is less than the Minimum Payment Amount, you will receive a payment at maturity equal to the Minimum Payment Amount of $900 per $1,000 principal amount.

PPS-7

HYPOTHETICAL HISTORICAL AND HISTORICAL PERFORMANCE OF THE INDEX

The level of the Barclays US 10Y Treasury Futures Index™ is deemed to have been 100 on January 15, 1997, which is referred to as the “index commencement date”.  The index sponsor began calculating the Barclays US 10Y Treasury Futures Index™ on January 15, 2009.  Therefore, the historical information, including such information provided in the table and graph below, for the period from January 15, 1997 until January 15, 2009, is an historical estimate by the index sponsor using available data as an illustration of how the Barclays US 10Y Treasury Futures Index™ would have performed during the period had the index sponsor begun calculating the Barclays US 10Y Treasury Futures Index™ on the index commencement date using the methodology it currently uses.  This data does not reflect actual performance, nor was a contemporaneous investment model run of the Index.  Historical information for the period from and after January 15, 2009 is based on the actual performance of the Index.

All calculations of historical information are based on information obtained from various third party independent and public sources.  The index sponsor has not independently verified the information extracted from these sources.

The following table and graph illustrate the performance of the Barclays US 10Y Treasury Futures Index™ from the index commencement date to October 18, 2013. Neither the estimated historical performance of the Barclays US 10Y Treasury Futures Index™ (for the period from January 15, 1997 until January 15, 2009) nor the actual historical performance of the Index (from the period after January 15, 2009) should be taken as an indication of future performance, and no assurance can be given that the level of the Index will decrease sufficiently to cause holders of the Securities to receive a payment at maturity in excess of the principal amount of such Securities.

Date	Level of the Index
January 15, 1997	100.00
December 31, 1997	104.96
December 31, 1998	111.00
December 31, 1999	100.90
December 29, 2000	111.01
December 31, 2001	114.73
December 31, 2002	131.98
December 31, 2003	134.80
December 31, 2004	140.31
December 30, 2005	139.40
December 29, 2006	137.09
December 31, 2007	145.94
December 31, 2008	170.86
December 31, 2009	164.98
December 31, 2010	177.78
December 31, 2011	200.33
December 31, 2012	207.21
October 18, 2013	203.0763

PPS-8

Hypothetical Historical Performance and Actual Performance of the Index from January 15, 1997 Through October 18, 2018

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PPS-9

INFORMATION RELATING TO THE INDEX

For more information about the Index, see “Proprietary Indices—Barclays 10Y Treasury Futures Index™” in the accompanying index supplement.

PPS-10

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.  In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.  The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity.  This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.  In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.  If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Non-U.S. Holders

Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PPS-11

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three Index Business Days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PPS-12

US$[ ]

BARCLAYS BANK PLC

BARCLAYS 10Y TREASURY FUTURES INDEX™ BEARISH NOTES DUE OCTOBER 31, 2018

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TOPROSPECTUS DATED JULY 19, 2013, THE PROSPECTUS SUPPLEMENT DATED JULY 19, 2013 AND THE INDEX SUPPLEMENT DATED JULY 19, 2013)